

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

October 28, 2008

Paul A. Motenko
Vice President and Secretary
BJ's Restaurants, Inc.
7755 Center Avenue
Suite 300
Huntington Beach, California 92647

> **Re:** **BJ's Restaurants, Inc.**
> **Form 10-K for the fiscal year ended January 1, 2008**
> **Filed March 17, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2008**
> **File No. 000-21423**

Dear Mr. Motenko:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Susan Block
Attorney-Advisor